EXHIBIT 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on April 15, 2013 (our "2012 Form 20-F"). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Form 6-K, and those listed in our 2012 Form 20-F under “Item 3. Key Information—D. Risk Factors” or in other parts of our 2012 Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 25 projects with total gross floor area ("GFA") of 2,976,925 square meters. As of June 30, 2013, we had 13 projects in seven cities in China and the United States with estimated total GFA of 2,565,789 square meters under construction and planning, of which eight projects with estimated total GFA of 1,965,810 square meters were under construction. As of June 30, 2013, we had one residential development project in Williamsburg, Brooklyn, New York in the planning stage with an estimated total GFA of 37,078 square meters. As of June 30, 2013, we also held for sale certain land parcels in Reno, Nevada and 9 condominium units in Irvine, California.

Our total revenue, derived primarily from sales of residential real estate, has decreased from US$425.6 million in the first six months of 2012 to US$367.9 million in the first six months of 2013. Our net income was US$91.5 million and US$66.0 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land. This acquisition method allows us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, demolition and re-settlement and to commence construction quickly.

On November 1, 2010, we completed the acquisition of the remaining 55% ownership interest in Jiantou Xinyuan for a purchase price of US$4.4 million (RMB29.2 million) paid in cash. As we had formerly owned 45% of the equity interest in Jiantou Xinyuan, Jiantou Xinyuan had been accounted under the equity accounting method until November 1, 2010, the date of our acquisition of the remaining 55% equity interest in Jiantou Xinyuan and on which date Jiantou Xinyuan became our wholly owned subsidiary. The results of Jiantou Xinyuan have been included in our consolidated financial statements since November 1, 2010.

As a public company, we are subject to the rules and regulations of the United States securities laws and the NYSE relating to, among other things, corporate governance and internal controls. As such, we have recruited the appropriate amount of experienced management, accounting and other personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China and beginning in 2012, in the U.S.;

•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

•	Location, number and type of our property developments;

•	Availability and cost of financing;

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•	Acquisition of quality land use rights or title to quality properties in our target markets;

•	Changes in the price of raw materials and labor costs; and

•	Our execution capability to support business expansion.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and beginning in 2012, in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of June 30, 2013, 99.8% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February, 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property (See "ITEM 4 INFORMATION ON THE COMPANY - B. Business Overview - Regulation") in our 2012 Form 20-F. However, we expect continuing economic growth in China, rising disposable income levels and population growth in Tier II and Tier III cities to support demand for residential properties over the next several years. If we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasing important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of financial crisis, the general office of PRC State Council issued a circular on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also requested local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the People's Bank of China ("PBOC") and the China Bank Regulatory Commission ("CBRC") to tighten the supervision of bank lending to the real estate sector.

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property by mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties must bring those policies in line with the above-mentioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

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In accordance with the Notice of the Ministry of Housing and Urban-Rural Development and the State Administration of Foreign Exchange on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

On February 26, 2013, the General Office of the State Council announced the Notice on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

As of October 23, 2013, echoing the notice of General Office of the State Council, Guangzhou, Beijing, Shanghai, Shenzhen and Chongqing and other major cities in the PRC have promulgated, respectively, local implementing policies, which among others, reiterated the requirements regarding: (i) limitations on the purchase of properties within the local region; (ii) stabilizing price increases of local properties; (iii) strictly implementing policies on down payment ratios and interest rates for loans to purchase second properties and prohibiting providing loans to purchase third properties; and (iv) particularly in Beijing, strict enforcement of individual income tax collection on the gains generated from the sale of a self-owned property.

We believe that it is in the PRC government’s interest to stabilize the market, and the urbanization process and that the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance.

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted in recent years to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. The notice of the General Office of the State Council promulgated on February 26, 2013 authorized local counterparts of the PBOC to further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments. For instance, on April 7, 2013, Beijing promulgated new rules regarding housing fund loans, which increased the minimum down payment to 70% of the purchase price for a household purchasing a second residential household property with housing fund loans. In addition, the suspension of loans to purchase a third residential property has been continued. In the second half of 2013, many commercial banks suspended or delayed the application for mortgage loans for the second residential household property and cancelled the discount of the interest rate for mortgage loans for the first residential household property. The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations.

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The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of tax on capital gains on sale of real estate was extended in December 2009 from two years to five years in an effort to reduce alleged speculation and the 20% tax on capital gains if the original value of such property can be verified through historical information such as tax filings and property registration per the February 26, 2013 notice referred to above.

Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. Notwithstanding such reduction in requirement amount, the overall increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion.

The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of secured note which bore interest at 15.6% per annum. The secured note matured on April 15, 2013 and has been paid in full. On May 3, 2013, we issued an aggregate principal amount of US$200,000,000 of 13.25% Senior Secured Notes due 2018 (“Senior Secured Notes”) and on September 19, 2013, we issued a Senior Secured Convertible Note in the principal amount of US$75.8 million. See "Liquidity and Capital Resources - Senior Secured Notes" and "Convertible Note" below. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

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Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We have also commenced utilizing a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe will improve our chances of successfully acquiring desired land. For a description of this model, see " ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Our Property Development Operations in China" in our 2012 Form 20-F. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites in Tier II and Tier III cities increases, the auction mechanism tends to lead to higher prices. Land use rights costs, including auction price and taxes, constituted 37.6% and 36.6% of our cost of revenue for the six months ended June 30, 2012 and 2013, respectively. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and sudden rise in housing prices in certain cities. However, since the fourth quarter of 2011, land use rights costs started to decrease slightly due to lower demand in the real estate market. During 2012, we incurred an aggregate of US$294.7 million for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model. In addition, during 2012, we expanded our operations into the U.S., purchasing three properties through privately negotiated transactions for an aggregate cost of US$71.6 million. During the six months 2013, we did not make any land acquisitions in China or the US.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for fixed or capped payments, but the payments are subject to changes in certain cases, such as changes in government-suggested steel prices. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other Tier II and Tier III cities, including Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional Tier II and Tier III cities as suitable opportunities arise. The development of real estate projects across additional Tier II and Tier III cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our Tier II and Tier III cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the Tier II and Tier III cities in China, we have expanded into the U.S. market and have secured three real estate projects in the U.S. in 2012. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

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Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate related services that we provide to residents and purchasers of our residential units.

	Six Months Ended June 30,
	2012		2013
	US$	%	US$	%
	(US$ in thousands, except for percentages)

Real estate sales	416,461	97.8	359,902	97.8

Real estate leasing	2,994	0.7	665	0.2

Other revenue	6,188	1.5	7,346	2.0

Total revenue	425,643	100.0	367,913	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was a favorable 1.1% for the six months ended June 30, 2013, compared to a favorable 2.4% for the six months ended June 30, 2012. These variances were due to a steady appreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2013.

Real Estate Sales

Real estate sales mainly represent revenues from the sales of residential properties we develop and acquire. Throughout this Form 6-K, real estate sales are stated net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$24.9 million and US$21.1 million for the six months ended June 30, 2012 and 2013, respectively.

For the six months ended June 30, 2012 and 2013, we recognized all our real estate sales revenues in China under the percentage of completion method. For the six months ended June 30, 2012, we acquired two new projects in the U.S. For the six months ended June 30, 2013, we did not acquire additional projects in the U.S. All the revenues related to these projects in the U.S. were recognized under the full accrual method.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including parking facilities, kindergartens, elementary schools, and clubhouses in a number of our developments.

Other Revenue

Other revenue consists primarily of fees received for our property management services, landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

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Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Six Months Ended June 30,
	2012		2013
	US$	%	US$	%
	(US$ in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	112,484	37.6	88,767	36.6
Construction costs	178,299	59.6	144,622	59.7
Total cost of real estate sales	290,783	97.2	233,389	96.3

Cost of real estate leasing	754	0.3	977	0.4
Other costs	7,389	2.5	7,994	3.3
Total costs of revenues	298,926	100.0	242,360	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

Land use rights costs. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by competitive bidding at public auctions of government land. We acquire our development sites or land held for sale in the U.S. generally through off-market transactions, including resales and distressed sales. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for fixed or capped payments which cover substantially all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$18.8 million and US$13.3 million for the six months ended June 30, 2012 and June 30, 2013, respectively.

Future losses and impairment charges. When the profitability of a project deteriorates due to a slow down in the sales pace or other factors, this indicates that there may be a possible future loss on delivery and potential impairment in the recoverability of the assets. Accordingly, the assets of such project are reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss. Then the asset will be written down to its estimated fair value. We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace, actual average selling prices, sales of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be expended in the future, including, but not limited to, construction cost, construction overheads, sales and marketing, sales taxes and interest costs.

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Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “—Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the six months ended June 30, 2012 and June 30, 2013, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale.

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are generally 20 years.

Other Costs

Other costs represent costs incurred in connection with the property management and real estate services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	sales and marketing staff costs, which consist primarily of salaries and welfares;

•	for the six months ended June 30, 2012 and 2013, agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and

•	other related expenses.

As of June 30, 2013, we employed 36 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

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Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, including our secured note and US$185 million out of US$200 million principal amount of our Senior Secured Notes issued in May 2013 that did not qualify for capitalization, (ii) amortization of debt issuance cost, (iii) accretion of discount from embedded derivatives, and (iv) interest paid on our Senior Secured Notes, all net of amounts capitalized to construction costs. The Guaranteed Senior Secured Notes in the principal amount of US$40 million bore interest at the fixed annual rate of 15.6% (“Guaranteed Senior Secured Notes”) and the Company repaid the principal on April 12, 2013. The Senior Secured Notes issued on May 3, 2013 in the principal amount of US$200 million bear interest at the fixed rate of 13.25% per annum. Interest rates on our bank borrowings, all of which, except US$45 million borrowed from ICBC Asia Limited, US$35 million borrowed from Agricultural Bank of China (Singapore) and US$10 million borrowed from Industrial and Commercial Bank of China (Thai) Public Company Limited, are granted by PRC commercial banks and denominated in RMB, are typically variable and linked to benchmark rates published by the PBOC. Our weighted average interest rate on short-term bank loans as of December 31, 2012 and June 30, 2013 was 5.31% and 5.75%. As of June 30, 2013, the PBOC benchmark rate for a one-year loan was 6.00% per annum and those for loans of more than one year ranged from 6.15% to 6.55% per annum.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Six Months Ended June 30,
	2012	2013
	US$	US$
Income before taxes	102,203,333	98,121,572
Provision for taxes	9,592,510	32,145,317
Effective tax rate	9.4%	32.8%

 For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. In 2009 and 2010, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. The Zhengzhou local tax authority has provisionally confirmed that it suspended the deemed profit method to our PRC subsidiaries located in Henan province and turned to the statutory taxable income method at 25% on income for the year ended December 31, 2011. For our subsidiaries located in Shandong, Jiangsu, Anhui and Sichuan provinces, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments for the year ended December 31, 2011. The local authorities have indicated that they will apply the regulation in the same manner in 2012 and 2013.

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We have made full provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “ Income Tax ”, or ASC 740-10, which contributes to the balance of US$7.3 million as of June 30, 2013. The increase related to current year tax positions was due to the application of the deemed profit method by the local tax authority of Zhengzhou city for Henan Xinyuan Real Estate Co., Ltd.’s fiscal year 2012 PRC income tax return. We believe this treatment is appropriate due to the possibility of reinterpretation of the application of the tax regulations by higher tax authorities in the PRC, as the local authorities have indicated that they would apply the regulation in the same manner in 2012 and 2013.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax ("LAT"), which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

In prior years, our subsidiaries in Zhengzhou settled LAT on three projects, International City Garden II, Finance Square and International Plaza based on the deemed profit method. As the deemed profit method deviates from the national tax regulations, we recorded an accrual of US$22.8 million for the difference between LAT settled based on the deemed profit method and under national tax regulations. On April 6, 2012, one of our subsidiaries, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. ("Zhengzhou Jiantou"), which developed International Plaza was liquidated. During the liquidation process, the national tax authority performed an assessment on the sufficiency of taxes paid by Zhengzhou Jiantou, including LAT. The Zhengzhou branch of the national tax bureau determined that no additional tax adjustment was required. We received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012 for Zhengzhou Jiantou. Based on the above, we performed a reassessment and concluded that the likelihood of the national tax bureau overturning the deemed profit method approved by the local tax bureau is reasonably possible, and accordingly reversed the LAT Liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued all LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have two share-based compensation plans, our 2007 equity incentive plan and our 2007 long-term incentive plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of June 30, 2013, we have granted options and restricted stock awards to acquire up to 13,749,840 common shares. We charged compensation cost of US$1.1 million and US$0.2 million, respectively, as of June 30, 2012 and June 30, 2013 against income comprising of general and administrative expenses of US$1.1 million and US$0.2 million for the six months ended June 30, 2012 and 2013.

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Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Six Months Ended June 30,
	2012		2013
	US$	%	US$	%
	in thousands		in thousands
Revenue	425,643	100.0	367,913	100.0
Cost of revenue	(298,926)	(70.2)	(242,361)	(65.9)

Gross profit	126,717	29.8	125,552	34.1
Selling and distribution expenses	(8,297)	(1.9)	(5,648)	(1.5)
General and administrative expenses	(19,467)	(4.6)	(21,451)	(5.8)

Operating income	98,953	23.3	98,453	26.8
Interest income	3,251	0.8	4,512	1.2
Interest expenses	-	-	(4,844)	(1.3)
Income from operations before income taxes	102,204	24.1	98,121	26.7
Income taxes	(9,593)	(2.3)	(32,145)	(8.7)
Net income	92,611	21.8	65,976	18.0
Net loss/ (income) attributable to non-controlling interest	(1,111)	(0.3)	-	-
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	91,500	21.5	65,976	18.0

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Revenue

Revenue decreased by US$57.7 million, or 13.6%, to US$367.9 million for the six months ended June 30, 2013 from US$425.6 million for the six months ended June 30, 2012.

Real Estate Sales

Revenue from real estate sales decreased by US$56.6 million, or 13.6%, to US$359.9 million for the six months ended June 30, 2013 from US$416.5 million for the six months ended June 30, 2012, mainly due to a reduction in sellable units at a majority of our projects because they were near completion except for Jinan Xinyuan Splendid. New projects will begin presale in the second half year of 2013.

Full accrual method revenues

Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the six months ended June 30, 2012, no revenues were recognized under the full accrual method. For the six months ended June 30, 2013, revenue was recognized in the amount of US$5.3 million for the resale of parcels of the Northern Nevada Land Portfolio and condominium units of the Lennox Project.

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Percentage of completion method revenues

Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts less business tax. Costs of revenue are recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

The following table sets forth, for the six months ended June 30, 2012 and 2013, the percentage of completion, the percentage sold and related revenues for our projects. Revenues are recognized under the percentage of completion method for our projects in China and under the full accrual method for our projects in the U.S.

Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,,		Revenues Recognized For Six Months Ended June 30,
		2012	2013	2012	2013	2012		2013
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	94.9	99.5	92.4	98.7	7,513,828	1.8	7,355,471	2.0
Chengdu Xinyuan Splendid II	217,010	92.1	98.2	95.3	99.9	41,371,481	9.9	328,475	0.1
Jiangsu Segment
Suzhou International City Garden	204,882	98.0	99.8	94.1	99.2	83,711,174	20.1	1,956,713	0.5
Suzhou Lake Splendid	198,113	100.0	100.0	99.7	99.7	290,064	0.1	0	0.0
Suzhou Colorful Garden	81,505	99.9	100.0	99.4	99.4	0	0.0	125,209	0.0
Kunshan International City Garden	497,941	95.5	99.4	75.1	94.3	46,909,758	11.3	42,385,741	11.8
Xuzhou Colorful Garden	101,821	92.8	100.0	100.0	96.8	15,254,091	3.7	4,248,547	1.2
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	0	0.0	0	0.0
Jinan International City Garden	264,282	99.8	99.9	99.3	99.2	155,264	00	729,059	0.2
Jinan Xinyuan Splendid	565,356	61.6	75.6	23.8	60.0	45,030,710	10.8	128,110,535	35.6
Henan Segment
Zhengzhou Xinyuan Colorful Garden	191,891	99.8	99.9	99.9	99.7	4,414,067	1.1	206,058	0.1
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	46,836,337	11.2	0	0.0
Zhengzhou Modern City	226,425	76.9	99.0	92.4	98.7	35,436,283	8.5	6,463,047	1.8
Zhengzhou Royal Palace	132,238	70.5	80.2	43.5	87.6	963,652	0.2	46,281,276	12.9
Zhengzhou International City Garden	280,748	N/A	N/A	N/A	N/A	518,532	0.1	2,198,493	0.6
Zhengzhou Yipin Xiangshan Phase I	94,249	97.3	99.0	99.6	100.0	354,708	0.1	63	0.0
Zhengzhou Yipin Xiangshan Phase II	198,192	76.2	95.0	89.9	96.7	54,374,903	13.1	13,278,387	3.7
Zhengzhou Century East A	77,341	0.0	82.7	0.0	75.3	0	0.0	56,237,050	15.6
Zhengzhou Century East B	166,497	73.8	86.9	45.8	90.4	33,273,377	8.0	44,771,807	12.4
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	52,716	0.0	0	0.0
US Segment
Lennox Project(5)	N/A	N/A	N/A	N/A	N/A	0.0	0.0	4,565,589	1.3
Northern Nevada project(6)	N/A	N/A	N/A	N/A	N/A	0.0	0.0	660,000	0.2
Total	4,042,589					416,460,945	100.0	359,901,520	100.0

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(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized under the percentage of completion method.

(4)	Percentage of all real estate sales revenues for the financial period, including PRC projects revenues recognized under the percentage of completion method and U.S. projects revenues recognized under the full accrual method.

(5)	Lennox Project is a finished condominium project located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We resold several condominium units and recognized revenue in the amount of US$4.6 million in the six months period ended June 30, 2013.

(6)	Northern Nevada project is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near Reno-Spark metropolitan area. We resold parcels and recognized revenue in the amount of US$0.7million in the six months ended June 30, 2013.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the six months ended June 30, 2012 and 2013.

	For Six Months Ended June 30,
	2012			2013
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	6,207,822	6,191	1,003	4,330,247	3,870	1,119
Chengdu Xinyuan Splendid II	44,615,029	41,082	1,086	1,157,672	448	2,584
Total	50,822,851	47,273	1,075	5,487,919	4,318	1,271
Jiangsu region
Suzhou International City Garden	90,057,896	55,290	1,629	457,254	258	1,772
Suzhou Lake Splendid	307,270	228	1,348	—	—	—
Suzhou Colorful Garden	—	—	—	41,783	105	398
Kunshan International City Garden	16,704,975	13,160	1,269	30,690,523	22,108	1,388
Xuzhou Colorful Garden	1,191,947	1,030	1,157	622,098	359	1,733
Total	108,262,088	69,708	1,553	31,811,658	22,830	1,393
Shandong region
Jinan International City Garden	117,031	—	—	214,867	17	12,602
Jinan Xinyuan Splendid	61,839,648	50,241	1,231	160,198,869	131,772	1,216
Total	61,956,679	50,241	1,233	160,413,736	131,789	1,217
Henan region
Zhengzhou Xinyuan Colorful Garden	6,335,779	3,554	1,783	—	—	—
Zhengzhou Royal Palace	47,029,352	25,355	1,855	52,616,458	35,759	1,471
Zhengzhou Finance Square	1,395,463	443	3,150	—	—	—
Zhengzhou Modern City	33,504,293	23,482	1,427	5,786,785	2,121	2,728
Zhengzhou Yipin Xiangshan Phase I	351,402	—	—	—	—	—
Zhengzhou Yipin Xiangshan Phase II	64,955,087	56,865	1,142	5,800,955	3,310	1,753
Zhengzhou Century East A	—	—	—	74,236,833	46,651	1,591
Zhengzhou Century East B	43,122,547	32,369	1,332	39,195,511	25,003	1,568
Total	196,693,923	142,068	1,385	177,636,542	112,844	1,574
Anhui region
Hefei Wangjiang Garden	55,489	—	—	—	—	—
Grand Total	417,791,030	309,290	1,351	375,349,855	271,781	1,381

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The total square meters sold decreased to 271,781 square meters for the six months ended June 30, 2013 from 309,290 square meters for the six months ended June 30, 2012. The decreased was mainly due to a reduction in sellable units at a majority of our projects because they were near completion, except for Jinan Xinyuan Splendid. New projects will begin presale in the second half year of 2013.

The overall aggregate average selling price per square meter for the six months ended June 30, 2013 increased to US$1,381 from US$1,351 for the six months ended June 30, 2012 primarily due to the selling price increases in a positive market environment.

Chengdu region. The square meters in this region sold for the six months ended June 30, 2013 decreased to 4,318 square meters from 47,273 square meters for the six months ended June 30, 2012, primarily due to a reduction in saleable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II. The average selling price per square meter for the six months ended June 30, 2013 increased to US$1,271 from US$1,075.

Jiangsu region. The square meters sold for the six months ended June 30, 2013 decreased to 22,830 square meters from 69,708 square meters for the six months ended June 30, 2012, because higher-priced Suzhou International City Garden was almost sold out in 2013, partially offset by the improved sales of Kunshan International City Garden. The average selling price per square meter for the six months ended June 30, 2013 decreased to US$1,393 from US$1,553 for the six months ended June 30, 2012, primarily due to lower sales of higher-priced properties at Suzhou International City Garden, which was almost sold out as mentioned above.

Shandong region. The square meters sold for the six months ended June 30, 2013 increased to 131,789 square meters from 50,241 square meters for the six months ended June 30, 2012, due to strong sales of Jinan Xinyuan Splendid. The average selling price per square meter for the six months ended June 30, 2013 slightly decreased to US$1,217 from US$1,233 for the six months ended June 30, 2012.

Henan region. The square meters sold for the six months ended June 30, 2013 decreased to 112,844 square meters from 142,068 square meters for the six months ended June 30, 2012, mainly due to decreased sales of Zhengzhou Century East B projects, Zhengzhou Yipin Xiangshan Phase II and Zhengzhou Modern City, partially offset by the new commenced sales activities at Zhengzhou Century East A projects. The average selling price per square meter for the six months ended June 30, 2013 increased to US$1,574 from US$1,385 for the six months ended June 30, 2012, resulting from increased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Anhui region. The only formerly active project in Anhui region, Hefei Wangjiang Garden was completely sold out by the end of 2009. Sales in the first six months of 2012 of US$0.06 million were mainly due to the sale of parking facilities.

Real estate leasing

Real estate leasing income decreased by US$2.3 million to US$0.7 million for the six months ended June 30, 2013 from US$3.0 million for the six months ended June 30, 2012.

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Other revenue

Other revenue increased by US$1.1 million, or 17.7%, to US$7.3 million for the six months ended June 30, 2013 from US$6.2 million for the six months ended June 30, 2012. The increase primarily resulted from expanded operations from our property management services.

Cost of revenue

Cost of revenue decreased by US$56.5 million, or 18.9%, to US$242.4 million for the six months ended June 30, 2013 from US$298.9 million for the six months ended June 30, 2012, was mainly due to cost savings recognized at several projects after final settlement with contractors.

Cost of real estate sales

Cost of real estate sales decreased by US$57.4 million, or 19.7%, to US$233.4 million for the six months ended June 30, 2013 from US$290.8 million for the six months ended June 30, 2012. Total land use rights cost decreased by US$23.7 million, or 21.1%, from US$112.5 million (37.6% of cost of real estate sales) for the six months ended June 30, 2012 to US$88.8 million (36.6% of cost of real estate sales) for the six months ended June 30, 2013, primarily due to reduction in sellable units of other old projects which were near completion. The construction cost, including capitalized interest, decreased by US$33.7 million, or 18.9%, to US$144.6 million for the six months ended June 30, 2013 from US$178.3 million for the six months ended June 30, 2012, was mainly due cost savings recognized at several projects after final settlement with contractors.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.2 million, or 29.6%, to US$1.0 million for the six months ended June 30, 2013 from US$0.8 million for the six months ended June 30, 2012.

Other costs

Other costs increased by US$0.6 million, or 8.2%, to US$8.0 million for the six months ended June 30, 2013 from US$7.4 million for the six months ended June 30, 2012, primarily due to a late delivery penalty we accrued for the six months ended June 30, 2013.

Gross profit

Gross profit decreased by US$1.1 million, or 0.9%, to US$125.6 million for the six months ended June 30, 2013 from US$126.7 million for the six months ended June 30, 2012. Gross profit margin was 34.1% for the six months ended June 30, 2013 compared to 29.8% for the six months ended June 30, 2012. The increase of gross profit margin was primarily due to downward adjustments to total project cost estimates on our Chengdu Splendid II, Kunshan International City Garden, and Zhengzhou Modern City projects. These mature projects were near completion, and the Company had reached favorable settlements with contractors. The Company also increased total project revenue estimates on the Jinan Xinyuan Splendid and Zhengzhou Century East A & B projects to reflect higher than expected selling prices in recent quarters.

Selling and distribution expenses

Selling and distribution expenses decreased by US$2.7 million, or 31.9%, to US$5.6 million for the six months ended June 30, 2013 from US$8.3 million for the six months ended June 30, 2012. The decrease was primarily due to decreased advertising and promotion expenses for older projects. As a percentage of revenue, selling and distribution expenses was 1.5% for the six months ended June 30, 2013 compared to 1.9% for the six months ended June 30, 2012. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

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General and administrative expenses

General and administrative expenses were US$21.5 million for the six months ended June 30, 2013, compared to US$19.5 million for the six months ended June 30, 2012. The increase in general and administrative expenses was primarily due to an increase in salary and welfare expenses of US$1.3 million as the average level of salary and bonus increased and new employees were hired.

As a percentage of revenue, general and administrative expenses were 5.8% for the six months ended June 30, 2013, compared to 4.6% for the six months ended June 30, 2012.

Interest income

Interest income was US$4.5 million for the six months ended June 30, 2013, compared to US$3.3 million for the six months ended June 30, 2012. The increase in interest income mainly resulted from the increase in the average cash balances.

Interest expenses

All interest costs were capitalized except for interest on US$185 million out of US$200 million Senior Secured Notes, which was not applied to real estate development. Total gross interest costs incurred amounted to US$14.0 million for the six months ended June 30, 2013, including US$13.4 million of interest on loans, Senior Secured Notes and Guaranteed Senior Secured Notes, US$0.3 million of accretion of discount from embedded derivatives and US$0.3 million of amortization of debt issuance costs.

Exchange gains

For the six months ended June 30, 2012 and 2013, we recorded nil unrealized foreign exchange gain.

Income taxes

Income taxes increased by US$22.5 million, to US$32.1 million for the six months ended June 30, 2013 from US$9.6 million for the six months ended June 30, 2012. The increase was primarily due to the reversal of over-provisions of tax liabilities of approximately US$22.8 million.

Our effective income tax rate (“ETR”) was 32.8% in the first six months of 2013 compared to 9.4% in the first six months of 2012. The ETR was different from the statutory tax rate of 25% due to the effect of LAT, the CIT benefit of LAT, outside basis differences, and also changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a non-recurring reversal of LAT liabilities of approximately US$22.8 million in the second quarter of 2012 related to three completed projects that were liquidated and settled with the local tax bureaus on favorable terms.

Net income attributable to our shareholders

Net income decreased by US$25.5 million to US$66.0 million for the six months ended June 30, 2013, from US$91.5 million for the six months ended June 30, 2012.

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments into the following reporting segments: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou and Kunshan, Jiangsu Province, (iv) property developments in Hefei, Anhui Province, (v) property developments in Chengdu, Sichuan Province (vi) property developments in Beijing, (vii) property developments in the U.S. and (viii) property management services and other real estate-related services we provide.

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	For Six Months Ended June 30,
	2012	2013
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	179,066	169,561
Total cost of revenue	(110,715)	(95,888)
Gross profit	68,351	73,673
Gross margin	38.2%	43.4%
Operating income	55,123	59,820
Jinan, Shandong
Total revenue	45,248	128,994
Total cost of revenue	(36,598)	(101,899)
Gross profit	8,650	27,095
Gross margin	19.1%	21.0%
Operating income (loss)	7,191	24,304
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	146,240	48,967
Total cost of revenue	(108,726)	(36,266)
Gross profit	37,515	12,701
Gross margin	25.7%	25.9%
Operating income	32,615	10,634
Hefei, Anhui
Total revenue	53	-
Total cost of revenue	(26)	(26)
Gross profit	27	(26)
Gross margin	50.9%	-
Operating income (loss)	18	(31)
Chengdu, Sichuan
Total revenue	48,907	7,789
Total cost of revenue	(37,430)	2,659
Gross profit	11,477	10,448
Gross margin	23.5%	134.1%
Operating income	10,024	9,897
Beijing
Total revenue	-	-
Total cost of revenue	-	-
Gross profit	-	-
Gross margin	-	-
Operating loss	(227)	(2,371)
US
Total revenue	-	5,226
Total cost of revenue	-	(5,058)
Gross profit	-	168
Gross margin	-	3.2%
Operating income	(680)	(391)
Others
Total revenue	6,129	7,376
Total cost of revenue	(5,431)	(5,883)
Gross profit	698	1,493
Gross margin	11.4%	20.2%
Operating loss	(5,111)	(3,047)

Six Months ended June 30, 2013 Compared to Six Months ended June 30, 2012

Zhengzhou, Henan. Total revenue decreased by US$9.5 million, or 5.3%, from US$179.1 million for the six months ended June 30, 2012 to US$169.6 million for the six months ended June 30, 2013. The decrease was primarily due to a reduction in sellable units of Zhengzhou Yipin Xiangshan Phase II and Zhengzhou Modern City as the projects were near completion. The gross profit for this region was US$73.7 million in the six months ended June 30, 2013, representing an increase of US$5.3 million, or 7.7%, as compared to US$68.4 million in the six months ended June 30, 2012. The operating income was US$59.8 million for the six months ended June 30, 2013, representing an increase of US$4.7 million, or 8.5%, from US$55.1 million in the six months ended June 30, 2012. Such improvement was due to cost savings recognized after final settlement with contractors.

Jinan, Shandong. Total revenue increased by US$83.8 million, from US$45.2 million for the six months ended June 30, 2012 to US$129.0 million for the six months ended June 30, 2013. The increase was primarily due to strong sales of Jinan Xinyuan Splendid, which contributed US$128.1 million in the six months ended June 30,2013. The gross profit increased to US$27.1 million for the six months ended June 30, 2013 from US$8.7 million for the six months ended June 30, 2012. The operating income was US$24.3 million for the six months ended June 30, 2013, from US$7.2 million for the six months ended June 30, 2012. Such increase was due to the increase in revenues as described above.

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Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue decreased by US$97.2 million, or 66.5%, from US$146.2 million for the six months ended June 30, 2012 to US$49.0 million for the six months ended June 30, 2013. The decrease was primarily due to a reduction in sellable units of Suzhou International City Garden and Kunshan International City Garden as the projects were near completion. The gross profit for the Jiangsu segment was US$12.7 million for the six months ended June 30, 2013, decreasing by US$24.8 million from US$37.5 million for the six months ended June 30, 2012. The operating income was US$10.6 million for the six months ended June 30, 2013, a decrease of US$22.0 million, or 67.5%, compared to US$32.6 million for the six months ended June 30, 2012. Such decrease was due to the decrease in revenues as described above.

Hefei, Anhui. Total revenue for the six months ended June 30, 2013 was nil, compared to US$0.05 million for the six months ended June 30, 2012. This region had a gross loss and an operating loss of US$0.03 million in the six months ended June 30, 2013, compared to a gross profit of US$0.03 million and an operating income of US$0.02 million in the six months ended June 30, 2012. The only formerly active project in Anhui region, Hefei Wangjiang Garden was completely sold out by the end of 2009. The Hefei Wangjiang Garden project is the only project in the Anhui segment, and only parking facilities were sold in 2012.

Chengdu, Sichuan. Total revenue decreased by US$41.1 million from US$48.9 million for the six months ended June 30, 2012 to US$7.8 million for the six months ended June 30, 2013. The decrease was primarily due to a reduction in sellable units of Chengdu Xinyuan Splendid I and Chengdu Xinyuan Splendid II as the projects were near completion. The gross profit for the Sichuan segment was US$10.4 million for the six months ended June 30, 2013, a decrease of US$1.0 million from US$11.5 million for the six months ended June 30, 2012. The operating income was US$9.9 million for the six months ended June 30, 2013, a decrease of US$0.1 million, or 1.0%, compared to US$10.0 million for the six months ended June 30, 2012.

Beijing. The operating loss was US$2.4 million for the six months ended June 30, 2013, compared to US$0.2 million for the six months ended June 30, 2012, primarily due to higher staff costs on increased headcount and operating expense, including office expense.

The U.S. Prior to 2012, we did not have any substantial operations in the U.S. Total revenue for the six months ended June 30, 2013 was US$5.2 million, compared to nil for the six months ended June 30, 2012. The increase in total revenue was due to US$0.7 million of land resales in the Nevada project and US$4.6 million of condominium unit resales in the Lennox project. This region had a gross profit of US$0.2 million and an operating loss of US$0.4 million in the six months ended June 30, 2013.

Others . Other revenue of US$7.4 million for the six months ended June 30, 2013 consisted of real estate-related services, including property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$1.5 million in the six months ended June 30, 2013, compared to a gross profit of US$0.7 million in the six months ended June 30, 2012.

Status of Projects as of June 30, 2013

The status of each of our projects under construction and under planning as of June 30, 2013, which were accounted for using the percentage of completion method, is discussed below.

Kunshan International City Garden

As of June 30, 2013, the carrying value of this project was US$28.1 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$404.3 million relative to the total estimated cost of US$406.9 million. In the period ended June 30, 2013, we had contract sales of US$30.7 million with area sold of 22,108 square meters at an average selling price of US$1,388 per square meter. Sales for this project began in September 2008 and cumulative contract sales through June 30, 2013 were US$562.9 million with total area sold of 481,065 square meters.

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We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$596.6 million, or US$563.8 million net of business tax, relative to the total estimated cost of US$406.9 million, generating a gross margin of 27.8%.

Xuzhou Colorful Garden

As of June 30, 2013, the carrying value of this project was US$1.2 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$86.4 million relative to total estimated cost of US$86.4 million. In the period ended June 30, 2013, we had negative contract sales of US$0.6 million with area sold of 359 square meters at an average selling price of US$1,733 per square meter. Sales for this project began in August 2010 and cumulative contract sales through June 30, 2013 were US$116.8 million with total area sold of 100,484 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$120.7 million, or US$114.0 million net of business tax, relative to the estimated total cost of US$86.4 million, generating a gross margin of 24.1%.

Jinan Xinyuan Splendid

As of June 30, 2013, the carrying value of this project was US$92.2 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$439.6 million relative to total estimated cost of US$581.5 million. In the period ended June 30, 2013, we had contract sales of US$160.2 million with area sold of 131,772 square meters at an average selling price of US$1,216 per square meter. Sales for this project began in May 2011 and cumulative contract sales through June 30, 2013 were US$463.0 million with total area sold of 357,162 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$772.3 million, or US$728.7 million net of business tax, relative to the total estimated cost of US$581.5 million, generating a gross margin of 20.2%.

Zhengzhou Modern City

As of June 30, 2013, the carrying value of this project was US$27.9 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$148.6 million relative to total estimated cost of US$150.0 million. In the period ended June 30, 2013, we had contract sales of US$5.8 million with area sold of 2,121 square meters at an average selling price of US$2,728 per square meter. Sales for this project began in May 2010 and cumulative contract sales through June 30, 2013 were US$307.9 million with total area sold of 225,360 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$311.9 million, or US$294.4 million net of business tax, relative to the estimated total cost of US$150.0 million, generating a gross margin of 49.0%

Zhengzhou Royal Palace

As of June 30, 2013, the carrying value of this project was US$1.7 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$128.0 million relative to total estimated cost of US$159.7 million. In the period ended June 30, 2013, we had contract sales of US$52.6 million with area sold of 35,759 square meters at an average selling price of US$1,471 per square meter. Cumulative contract sales through June 30, 2013 were US$204.4 million with total area sold of 117,456 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$233.3 million, or US$220.2 million net of business tax, relative to the estimated total cost of US$159.7 million, generating a gross margin of 27.5%.

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Zhengzhou Yipin Xiangshan Phase II

As of June 30, 2013, the carrying value of this project was US$1.1 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$129.7 million relative to total estimated cost of US$136.4 million. In the period ended June 30, 2013, we had contract sales of US$5.8 million with area sold of 3,310 square meters at an average selling price of US$1,753 per square meter. Sales for this project began in March 2011 and cumulative contract sales through June 30, 2013 were US$227.5 million with total area sold of 196,271 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$235.2 million, or US$222.0 million net of business tax, relative to the estimated total cost of US$136.4 million, generating a gross margin of 38.6%.

Zhengzhou Century East A

As of June 30, 2013, the carrying value of this project was US$13.6 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$52.0 million relative to total estimated cost of US$62.9 million. In the period ended June 30, 2013, we had contract sales of US$74.2 million with area sold of 46,651 square meters at an average selling price of US$1,591 per square meter. Sales of this project began in November 2012 and cumulative contract sales through June 30, 2013 were US$91.9 million with total area sold of 59,123 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$122.0 million, or US$115.2 million net of business tax, relative to the estimated total cost of US$62.9 million, generating a gross margin of 45.4%.

Zhengzhou Century East B

As of June 30, 2013, the carrying value of this project was US$0.3 million, net of profit recognized and progress billings. As of June 30, 2013 the cumulative cost incurred on the project was US$138.8 million relative to total estimated cost of US$159.7 million. In the period ended June 30, 2013, we had contract sales of US$39.2 million with area sold of 25,003 square meters at an average selling price of US$1,568 per square meter. Sales for this project began in June 2011 and cumulative contract sales through June 30, 2013 were US$216.1 million with total area sold of 155,453 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$239.0 million, or US$225.6 million net of business tax, relative to the estimated total cost of US$159.7 million, generating a gross margin of 29.2%.

Northern Nevada Land Portfolio

As of June 30, 2013, we have sold 275 finished lots and 185 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012, for a total of US$0.7 million.

Lennox Project

As of June 30, 2013, we have sold 6 units with a total GFA of 1,238 square meters in the six months ended June 30, 2013, out of the total 15 units with a total GFA of 2,865 square meters, for a total of US$4.6 million.

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Critical Accounting Policies

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue and cost recognition

We apply either of two different methods for revenue recognition, full accrual or percentage of completion, depending on the expected construction period and timing of collection of sales prices.

Full accrual method. Revenue from the sale of properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale, when title to the property is transferred to the buyer. A sale is considered to be consummated when the parties are bound by the terms of a contract, all consideration has been exchanged, any permanent financing of which we are responsible has been arranged, all conditions precedent to closing have been performed, we do not have substantial continuing involvement with the property, and the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage of completion method. Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

Due to PRC restrictions of mortgages to second home buyers, we introduced seller-financed contract arrangements in the third quarter of 2011. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that we did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Under these seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments ranging from six months to two years with the final payment to be made 30 days prior to the delivery of the property. These contracts generally require a 10% down payment upon contract execution date, the second payment of 20% within 30 days, a third payment of 30% to 40% six months after the contract date, and the final 30% to 40% payment 30 days before delivery.

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Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

Our significant judgments and estimates related to applying the percentage of completion method include our estimates of the time necessary to complete the project, the total expected revenue and the total expected costs. The percentage of completion method requires us to re-evaluate our estimates of future revenues and costs on a quarterly basis project by project. Factors that are subject to uncertainties in our estimates include the expected future sales prices of the units, sales velocity rates and expected construction costs. These factors are subject to market conditions, including, but not limited to, availability of credit in the market for purchasers to obtain mortgage loans, commodities prices affecting construction materials, locations of future infrastructure improvements, and overall development in the immediate area surrounding the project and changes in governmental policies. Cumulative revenue is determined by multiplying cumulative contract sales proceeds by cumulative incurred cost divided by total estimated project costs. Cumulative cost of sales is calculated by multiplying cumulative incurred cost by cumulative contract sales divided by total estimated project revenue. Whenever we make changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that we will have to sell units at a price less than our costs to develop them, we must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects we must also determine whether impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

For a further discussion on our policy on impairment of long-lived assets, see “Operating Results—Future losses and impairment charges” and “Impairment of long-lived assets”.

Interest capitalization

We obtain loans from banks and we issue debt securities to finance projects and provide for working capital. We charge the borrowing costs related to working capital loans to interest expense when incurred and capitalize interest costs related to project developments as a component of the project costs.

The interest to be capitalized for a project is based on the amount of borrowings related specifically to such project. Interest for any period is capitalized based on the amounts of accumulated capital expenditures and the interest rate of the loans. Payments received from the pre-sales of units in the project are deducted in the computation of the amount of accumulated expenditures during a period. The interest capitalization period begins when expenditures have been incurred and activities necessary to prepare the asset (including administrative activities before construction) have begun, and ends when the project is substantially completed. Interest capitalized is limited to the amount of interest incurred.

The interest rate used in determining the amount of interest capitalized is the weighted average rate applicable to the project-specific borrowings. However, when accumulated expenditures exceed the principal amount of project-specific borrowings, we also capitalize interest on borrowings that are not specifically related to the project, at a weighted average rate of such borrowings.

Our significant judgments and estimates related to interest capitalization include the determination of the appropriate borrowing rates for the calculation, and the point at which capitalization is started and discontinued. Changes in the rates used or the timing of the capitalization period may affect the balance of property under development and the costs of sales recorded.

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Income taxes

We have adopted the balance sheet approach for financial accounting and reporting for income taxes. We recognize:

•	the amount of taxes payable or refundable for the current fiscal year;

•	deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns; and

•	the difference between the taxes calculated based on our earnings at the statutory rates and the amounts charged by the local tax authorities based on our “deemed earnings.”

Our significant judgments and estimates include the allowability of deductible items for income tax purposes and other tax positions that we may take. Disagreements with the tax authorities could subject us to additional taxes, and possibly, penalties.

Please see the more detailed discussion in note 7 to our unaudited condensed consolidated financial statements included elsewhere in this Form 6-K.

Share-based payments

Under ASC 718, “ Share-Based Compensation ”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all stock options granted with service conditions that have a graded vesting schedule. For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

The fair value of each option is estimated on the date of grant using the Dividend Adjusted Black-Scholes option-pricing model that uses various assumptions including assumptions regarding an average risk-free rate of return, expected term of the options, volatility rate of our shares and dividend yield.

The risk-free rate for periods within the expected life of the option is based on the implied yield rates of U.S. Treasury yield curve in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. The expected volatility we used in our calculations was based on our historical volatilities. Changes in these assumptions, or the expected forfeiture rate of share-based payments, can have a significant effect on the valuation of the awards, and the amount of expenses recognized in our statement of comprehensive income.

Tax contingency

We have evaluated the available evidence about (a) asserted and unsettled income tax contingencies and (b) unasserted income tax contingencies caused by uncertain income tax positions taken in our current tax treatments or our income tax returns filed with national and local tax authorities in the PRC and foreign tax authorities. The liability recorded in the unaudited condensed consolidated financial statements for these income tax contingencies represents management’s estimate of the amount that is less than “more likely than not” to be upheld in an examination by the relevant taxing authorities, under the provisions of ASC 740-10, “ Income Tax” .

Impairment of long-lived assets

We consider on an annual basis whether indicators of impairment of long-lived assets are present. These indicators include, but are not limited to, negative gross margins, decreases in the average selling price above 5% and increases in input costs above 5% related to the individual projects in each operating segment. The provisions of ASC 360, “ Property, Plant and Equipment" , require that a two-step impairment test be performed on long-lived assets. In the first step, we test for recoverability of the assets by determining whether the estimated undiscounted cash flows attributable to the assets in question are less than their carrying value. If the estimated undiscounted cash flows are greater than the carrying value, the long-lived assets are considered not impaired and we are not required to perform further testing. If the estimated undiscounted cash flows are less than the carrying value, we must perform the second step of the impairment test, which is to recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values, if any. Our determination of fair value requires discounting the estimated cash flows for a project at a rate commensurate with the inherent risk associated with the related assets and estimated cash flows.

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Both the undiscounted cash flows and the discount rate used in determining fair value are based on estimates. To project undiscounted cash flows, we use various factors as described above under “Future losses and impairment charges”, including the expected pace at which the planned units will be sold, the estimated net sales prices expected to be attained, and expected costs to be expended in the future, including, but not limited to, home construction, construction overhead, sales and marketing, sales taxes and interest costs. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2013, eleven real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Xinyuan Splendid II, Suzhou International City Garden, Shandong Xinyuan Splendid, Kunshan International City Garden, Henan Royal Palace, Henan Modern City, Xuzhou Colorful Garden, Henan Century East A, Henan Century East B and Zhengzhou Yipin Xiangshan Phase II), which recognized gross profits in 2012, had changes in their estimated gross profit margins. As of June 30, 2013, each of these projects has a percentage of completion at 75.6% or more. As the unit sales and selling prices were on an upward trend during the six months ended June 30, 2013, the Company revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimate cost, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$29.4 million, US$22.0 million, US$0.15 per share and US$0.15 per share, respectively, for the six months ended June 30, 2013.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) to improve the reporting of reclassifications out of Accumulated Other Comprehensive Income (“AOCI”). This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place, and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC Topic 220 resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The Group does not expect that the adoption of ASU 2013-02 has had a material impact on its financial statements.

In February 2013, the FASB issued ASU 2013-04, ““Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date” ” (““ASU 2013-04””). The objective of ASU 2013-04 is to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation (within the scope of this guidance) is fixed at the reporting date. Examples of obligations within the scope of ASU 2013-04 include debt arrangements, other contractual obligations, and settled litigation and judicial rulings. ASU 2013-04 is effective for the Group for interim reporting periods beginning July 1, 2014, however, early adoption is permitted. The Group is currently evaluating the impact ASU 2013-04 will have on its financial statements.

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In March 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Group will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740) (“ASU 2013-11”) to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This ASU requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. The modifications to ASC Topic 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years. Early adoption is permitted. The Group will adopt ASU 2013-11 on January 1, 2014. Starting January 1, 2014, the Group will present unrecognized tax benefit for net operating loss as deduction of deferred tax assets if applicable.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within 30 days of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. See “ITEM 3. KEY INFORMATION D. Risk Factors - Our business requires access to substantial financing” in our 2012 Form 20-F. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.” As a result of entering into the U.S. market, we will also require adequate U.S. dollar financing for our U.S. operations, primarily through back-to-back loan arrangements with our subsidiaries (which are subject to foreign exchange rate fluctuation and regulatory risk), issuance of debt securities and construction loans from third party commercial banks. See “ITEM 3. KEY INFORMATION “D. Risk Factors - We face risks related to our back-to back loans” in our 2012 Form 20-F.

In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of June 30, 2013, approximately US$238.9 million, or 27.3% of our total cash balance reserve, were restricted cash.

In the year ended December 31, 2012, we acquired a total of two parcels of land for an aggregate amount of US$206.8 million in the PRC. We acquired one property in the U.S. for development purposes for an amount of US$54.2 million. For resale purpose, we acquired 325 finished lots and 185 acres of undeveloped land, at 8 different sites, as well as 15 luxury apartments in the U.S. for an aggregate amount of US$17.4 million. In addition, we made deposits in the aggregate amount of US$44.5 million with respect to potential land acquisitions in the PRC under the negotiated acquisition model. In the six months ended June 30, 2013, we made deposits in the aggregate amount of US$127.4 million with respect to potential land acquisitions in the PRC under the negotiated acquisition model.

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To date, we have financed our operations primarily through cash flows from operations, construction loans from PRC banks, and proceeds from issuances of equity and debt securities.

Cash Flows

	Six Months Ended June 30,
	2012	2013
	(US$ in thousands)
Net cash provided by operating activities	183,408	43,497
Net cash used in investing activities	(141)	(470)
Net cash provided by (used in) financing activities	(79,670)	88,496
Net increase in cash and cash equivalents	103,597	131,523
Effect of exchange rate changes on cash and cash equivalents	(1,437)	8,072
Cash and cash equivalents at beginning of year	319,218	496,205
Cash and cash equivalents at end of six months	421,378	635,800

Operating Activities

Net cash provided by operating activities was US$43.5 million for the six months ended June 30, 2013, primarily attributable to US$66.0 million in net income, a decrease in real estate property under development of US$125.3 million, a decrease in other receivables of US$15.8 million, a decrease in real estate property held for sale in Reno, Nevada and Irvine, California of US$4.7 million, an increase in customer deposits of US$27.3 million, partially offset by an increase in other deposits and prepayments of US$ 122.8 million and a decrease in accounts payable of US$ 73.6 million.

Net cash provided by operating activities was US$183.4 million for the six months ended June 30, 2012, primarily attributable to US$92.6 million in net income, a decrease in real estate property under development of US$118.6 million, a decrease in accounts receivable of US$13.7 million, an increase in customer deposits of US$40.4 million, partly offset by an increase in other deposits and prepayments of US$16.3 million, a decrease in accounts payable of US$21.5 million, a decrease in income tax payable of US$20.6 million, an increase in real estate property held for sale in Reno, Nevada and Irvine, California of US$ 7.4 million, and an increase in advances to suppliers of US$4.9 million.

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At June 30, 2012 and 2013, we recorded current liabilities consisting of customer deposits of US$106.4 million and US$78.6 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash used in investing activities was US$0.5 million in the six months ended June 30, 2013, and was mainly attributable to the purchase of property and equipment.

Net cash used in investing activities was US$0.1 million in the six months ended June 30, 2012, and was mainly attributable to the purchase of property and equipment.

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Financing Activities

Net cash provided by financing activities was US$88.5 million in the six months ended June 30, 2013, and was primarily attributable to the proceeds from short-term, long-term bank loans and other long-term debts in the aggregate of US$360.7 million, partially offset by repayment of short-term and long-term bank loans and other long-term debt in the aggregate of US$166.3 million, an increase in restricted cash of US$ 89.8 million, dividend distributions of US$7.2 million and repurchases of ADSs of US$5.8 million.

Net cash used in financing activities was US$79.7 million in the six months ended June 30, 2012, and was primarily attributable to repayment of short-term and long-term bank loans in the aggregate of US$102.6 million, an increase in restricted cash of US$15.6 million, dividend distributions of US$2.9 million and repurchases of ADSs of US$2.5 million, partially offset by proceeds from short-term bank loans of US$46.1 million.

Bank Borrowings

Bank borrowings are an important source of funding for our property developments. Our borrowings as of December 31, 2012 and June 30, 2013, respectively, were as follows.

	As of December 31, 2012	As of June 30, 2013
	US$	US$
Short-term bank loans and other debt	113,065,643	129,198,139
Long-term bank loans	35,000,000	83,553,903
Current portion of long-term bank loans and other debt	166,081,678	97,917,038
Total	314,147,321	310,669,080

As of December 31, 2012, and June 30, 2013, the weighted average interest rate on our short-term bank loans was 5.31% and 5.75%, respectively. As of June 30, 2013, US$45.0 million of our short-term bank loans were denominated in Renminbi, which were secured by certain property certificates and certain bank deposits. The remaining US$55 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit. On August 31, 2012, a subsidiary of XIN Development Group Development Inc. purchased property in Brooklyn, New York for US$54.2 million, including a US$29.2 million mortgage loan from Beta Capital due on September 19, 2013 which was repaid in full on July 18, 2013.

As of December 31, 2012, and June 30, 2013, the weighted average interest rate on our long-term bank loans, including their current portion, was 5.79% and 6.68%, respectively. As of June 30, 2013, our long-term bank loans, including their current portion, amounting to US$146.5 million were denominated in Renminbi and were secured by our land use rights and real estate under development. our long-term bank loans of US$35.0 million were denominated in US$, the loan contract with Agricultural Bank of China (Singapore) amounting to US$25.0 million were denominated in U.S. dollars and secured by deposits of US$29.0 million. Pursuant to the loan contract with Industrial and Commercial Bank of China (Thai) Public Company Limited, loans amounting to US$10.0 million, were denominated in U.S. dollars and secured by the deposits of the US$11.4 million.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

On April 15, 2010, we entered into a securities purchase agreement with Forum, pursuant to which we issued to Forum a guaranteed senior secured note in the aggregate principal amount of US$40,000,000 due April 15, 2013 and warrants to purchase up to 1,516,882 common shares, par value $0.01 per share. Forum was a holder of US$30 million principal amount of the floating rate notes issued by us previously. The US$40 million purchase price for the secured note and the warrants was paid by Forum by (a) offsetting the purchase price by the amount owed to it by us for the repayment of US$30 million principal amount of the floating rate notes and (b) payment of US$10 million in cash.

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The secured note bore interest at 15.6% per annum payable semi-annually and had a three year term maturing on April 15, 2013. It was guaranteed by our wholly-owned subsidiaries, Xinyuan Real Estate, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The secured note was secured by a first priority security interest in our assets and those of our subsidiaries located outside of PRC and, subject to approval and registration with the relevant governmental authorities, a pledge of the shares of Xinyuan (China) Real Estate Co., Ltd., or Xinyuan (China), and a negative pledge of certain of Xinyuan (China)’s assets.

The agreement required that we maintain certain financial ratios, with which we were in compliance as of December 31, 2012. The agreement also contained certain other restrictive covenants.

We paid the secured note in full together with all accrued and unpaid interest through the maturity date in April 2013. Following such payment, the agreement and all related security interests of Forum were terminated and all financial ratios and other covenants ceased to be in effect.

The warrants were exercised in full at the exercise price of US$0.0l per share on May 12, 2010.

Senior Secured Notes

On May 3, 2013, the Company issued US$200,000,000 aggregate principal amount of 13.25% Senior Notes due 2018 (the "Senior Secured Notes"). The Senior Secured Notes were issued without registration under the Securities Act in an offering conducted outside the United States pursuant to Regulation S under the Securities Act. The Senior Secured Notes bear interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The Senior Secured Notes have a final maturity date of May 3, 2018.

The Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, between, the Company, the "Subsidiary Guarantors" identified below and Citicorp International Limited, as trustee and collateral agent (the "Indenture"). The Company's obligations under the Indenture and the Senior Secured Notes have been guaranteed initially by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Indenture. The Company's obligations under the Indenture and the Senior Secured Notes are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

The Company may redeem the Senior Secured Notes, in whole or in part, at a redemption price equal to 106.6250% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2016 or at a redemption price equal to 103.3125% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2017.

At any time prior to May 3, 2016, the Company may at its option redeem the Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

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At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net cash proceeds of one or more sales of the Company's common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Senior Secured Notes issued on May 3, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, the Company must make an offer to purchase all outstanding Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A "Change of Control Triggering Event" means the occurrence of both a Change of Control (as defined in the Indenture) and specified decline in the ratings of the Senior Secured Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by the Company or any other person to effect a Change of Control.

The Indenture contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holder of more than 10% of the Company's Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Consolidated Fixed Charge Coverage Ratio (as defined in the Indenture) of 3.0 to 1.0 .

At June 30, 2013, the Company was in compliance with the financial covenants in the Indenture relating to the Senior Secured Notes.

The foregoing description of the Senior Secured Notes and the Indenture does not purport to be complete and is qualified in its entirety by the terms of the definitive Indenture and Senior Secured Notes, or forms thereof, copies of which have been filed with the Securities and Exchange Commission.

Convertible Note

Pursuant to a Securities Purchase Agreement entered into on August 26, 2013, on September 19, 2013, the Company issued and sold a Senior Secured Convertible Note in the aggregate principal amount of US$75,761,009 (the "Convertible Note") and 12,000,000 Common Shares (the "Private Placement Shares") to a single institutional investor (the “Private Placement Investor”). The Company received gross proceeds of approximately US$108,600,000 from the issuance of the Convertible Note and the Private Placement Shares. The Convertible Note and Private Placement Shares were issued to the Private Placement Investor without registration under the Securities Act pursuant to the exemption from registration under that Act for transactions not involving any public offering. The Convertible Note bears interest at 5.00% per annum payable semi-annually in arrears. Interest is payable on March 19 and September 19 of each year, commencing March 19, 2014. The maturity date of the Convertible Note is September 19, 2018.

The Company's obligations under the Convertible Note have been guaranteed initially by certain of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (each, a “CN Subsidiary Guarantor” and collectively, the "CN Subsidiary Guarantors") and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the Convertible Note. The Company's obligations under the Convertible Note are secured by a pledge of the capital stock of the Company's wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited. The CN Subsidiary Guarantors are also the "Subsidiary Guarantors" of the Company's Senior Secured Notes, and the shares of the subsidiaries pledged to secure the obligations of the Company and of Xinyuan Real Estate, Ltd. as a CN Subsidiary Guarantor have also been pledged as collateral with respect to the Company's Senior Secured Notes. In connection with the issuance of the Convertible Note, the Company entered into an Intercreditor Agreement with Citicorp International Limited, as trustee under the indenture for the Senior Secured Notes, the purchaser of the Convertible Note and Xinyuan Real Estate, Ltd., pursuant to which Citicorp International Limited will act as Shared Security Agent for the holders of the Senior Secured Notes and the Convertible Note.

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The Convertible Note is convertible at the option of the holder at any time in integral multiples of $100,000 at an initial conversion price of $3.00 per Common Share, equivalent to $6.00 per ADS. The initial conversion price is subject to adjustments for share splits, reverse splits, share dividends and distributions, certain issuances (or deemed issuances) of Common Shares or ADSs for consideration less than the conversion price then in effect, and certain Extraordinary Cash Dividends (as defined in the Convertible Note).

The Convertible Note is not redeemable in whole or in part at the option of the Company. However, upon an event of default, the holders may require the Company to redeem the Convertible Note at a redemption price equal to the greater of (i) 150% of the outstanding principal amount, plus accrued and unpaid interest to the redemption date and (ii) an amount equal to (A) the outstanding principal divided by (B) two times the conversion price then in effect, multiplied by (C) the closing price of the ADSs, plus accrued and unpaid interest to the redemption date.

Following a Change of Control or a Fundamental Transaction, the Company must make an offer to purchase all outstanding Convertible Note at a purchase price equal to 150% of the outstanding principal amount thereof plus accrued and unpaid interest to the payment date. A "Change of Control" as defined in the Convertible Note includes certain mergers, consolidations or asset sales with persons who are not or are not controlled by Permitted Holders, certain share acquisitions by persons or groups other than Permitted Holders, a majority of the Company's directors ceasing to be persons who are not, or who were not approved by, the current directors, and the adoption of a plan relating to the liquidation or dissolution of the Company. "Permitted Holders" are Mr. Yong Zhang, Chairman of the Company, Ms. Yuyan Yang, his wife, and entities in which one or both of them owns 90% of the capital and the voting stock. A "Fundamental Transaction" as defined in the Convertible Note includes a consolidation or merger of the Company with or into, or a sale, lease, license or other transfer of more than 50% of the Company's properties or assets to, another person, a business combination in which another person acquires more than 50% of the Company's voting stock, and a reorganization or recapitalization of the Company or reclassification of the Common Shares.

The Convertible Note contains certain covenants that, among others, restrict the Company's ability and the ability of the Company's Restricted Subsidiaries (as defined in the Convertible Note) and, in certain cases, all of its subsidiaries, to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase of redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the Convertible Note or other assets, to make certain other payments or to engage in transactions with affiliates, subject to certain qualifications and exceptions and satisfaction, in certain circumstances, of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the Convertible Note) of 3.0 to 1.0 (which must also be maintained as of the end of each fiscal quarter of the Company while the Convertible Note is outstanding).

Pursuant to a Registration Rights Agreement dated September 19, 2013 between the Company and the Private Placement Investor, the Company agreed, subject to certain terms and conditions, to file a registration statement under the Securities Act covering the resale, from time to time, in the form of ADSs, of the Private Placement Shares sold to the purchaser and Common Shares issuable upon conversion of the Convertible Note. Holders of the Note also have the right to require the Company to include the Private Placement Shares and the Common Shares issuable upon conversion of the Convertible Note in registration statements under the Securities Act filed by the Company with respect to an offering by the Company or other shareholders. The Company has agreed to pay all expenses arising from or incident to its performance of, or compliance with, the Registration Rights Agreement and to indemnify each holder whose Private Placement Shares or Common Shares issuable upon conversion of the Convertible Note are included in any such registration statement against certain liabilities, including liabilities under the federal securities law, arising out the registration of such Private Placement Shares and Common Shares issuable upon conversion of the Convertible Note.

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The foregoing descriptions of the Convertible Note and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of the Convertible Note and Registration Rights Agreement, copies of which have been filed with the Securities and Exchange Commission.

Capital Expenditures

 In the six months ended June 30, 2013, our capital expenditures were US$0.5 million, compared to US$0.2 million in the six months ended June 30, 2012. Our capital expenditures in the six months ended June 30, 2012 and June 30, 2013 were mainly used for building improvements, purchase of vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of June 30, 2013, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$145.7 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

D.	Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to June 30, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes six to twelve months, so the guarantee periods typically last for up to six to twelve months after we deliver the related property.

As of June 30, 2013, we guaranteed mortgage loans in the aggregate outstanding amount of US$1 billion.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to twelve months after being requested to record. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees will exceed the real estate balances at any given point in time.

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We paid US$0.05 million and US$0.1 million to satisfy guarantee obligations related to customer defaults for the six months ended June 30, 2012 and 2013, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our unaudited condensed consolidated financial statements.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our unaudited condensed consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

F.	Tabular Disclosure of Contractual Obligations

As of June 30, 2013, our contractual obligations amounted to US$841.7 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	83,554	-	83,554	-	-
interest on long-term bank loans(1)	6,855	4,286	2,569	-	-
current portion of long-term bank loan and other debt	97,917	97,917	-	-	-
interest on current portion of long-term bank loan and other debt(1)	3,506	3,506	-	-	-
Senior Secured Notes(4)	200,000	-	-	200,000	-
interest on Senior Secured Notes(5)	130,071	26,868	53,736	49,467	-
Short-term debt obligations
short-term bank loans	129,198	129,198	-	-	-
interest on short-term debt obligations (2)	2,111	2,111	-	-	-
Operating lease obligations	6,119	2,411	3,548	250	-
Non-cancellable construction contract obligations	145,723	145,723	-	-	-
Financing lease obligations(3)	36,656	3,627	9,164	9,164	14,701-
Total	841,710	415,647	152,481	258,881	14,701

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate, 6.15% as of June 30, 2013. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 2.27% to 7.68% per annum.

(2)	Interest on short-term loans is calculated based on the interest rates for relevant loans, ranging from 1.37% to 7.20% per annum.

(3)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

(4)	On May 3, 2013, the Company issued 13.25% Senior Secured Notes with an aggregate principal amount of US$200 million due in 2018.

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We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales.

In 2012, we entered into three framework cooperation agreements with local governments relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$44.5 million. In the six months ended June 30, 2013, one of the framework agreements terminated and we made deposits in the aggregate amount of US$127.4 million under the other two framework agreements.

During 2012, we also acquired an aggregate of five properties, consisting of two parcels of land in Beijing and Suzhou, and projects in Reno, Nevada, Irvine, California and Brooklyn, New York, for an aggregate consideration of US$278.4 million, including a US$29.2 million mortgage loan note which was fully paid in July 18, 2013. We acquired the Brooklyn, New York property pursuant to a purchase and sale agreement entered into between XIN Development and Beta Capital, LLC, the successful bidder at a foreclosure sale on the parcel.  Under this agreement, XIN Development's subsidiary, 421 Kent Development, LLC ("421 Kent Development") acquired the property for a consideration of US$54.2 million, including the US$29.2 million mortgage loan from Beta Capital with a maturity date of September 19, 2013, secured by the land purchased, any improvements thereon and any building equipment, materials and supplies owned by 421 Kent Development and any lease and rents from the property.  In connection with the mortgage loan, 421 Kent Development agreed to certain restrictions on its activities other than developing and constructing the project.

On April 15, 2010, we issued a secured note in the aggregate principal amount of US$40 million and detachable warrants to subscribe for common shares to Forum. The secured note bore interest at 15.6% per annum payable semi-annually. The secured note was paid in full on April 12, 2013.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and will subsequently lease the aircraft to Henan Xinyuan for a term of 96 months starting from 15 days after the date of delivery of the aircraft, which was delivered on September 12, 2013. In September 2012, Henan Xinyuan paid a deposit in the amount of US$6.7 million to Minsheng. Upon the expiration of the 96-month lease, the deposit in the amount of US$6.7 million may be used as full and final payment to Minsheng to purchase the aircraft. As of June 30, 2013, we had also paid service fees and advance lease payments in the amount of US$2.7 million.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our short-term debt obligations and Senior Secured Notes, taking into account our repayment earlier in 2013 of the Guaranteed Secured Notes, and non-cancellable construction contract obligations that are due on various dates through June 30, 2014.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

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There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

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